Exhibit 99.1

Castor Maritime Inc. Reports Financial Results for the
Three Months and Nine Months Ended September 30, 2020

Limassol, Cyprus, November 11, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced its results for the three months and nine months ended September 30, 2020.

Highlights of the Three Months Ended September 30, 2020:
◾	Revenues, net: $2.8 million for the three months ended September 30, 2020, as compared to $1.2 million for the three months ended September 30, 2019, or a 133% period to period increase;
◾	Net (loss)/income: Net loss of $580,153 for the three months ended September 30, 2020, as compared to net income of $244,229 for the three months ended September 30, 2019;
◾	Loss per share: 0.47 cent loss per share for the three months ended September 30, 2020, as compared to a loss per share of 2 cents for the three months ended September 30, 2019;
◾	EBITDA(1): $0.1 million for the three months ended September 30, 2020, as compared to $0.5 million for the three months ended September 30, 2019, or a 80% period to period decrease;
◾
Average fleet time charter equivalent (“TCE”)(1) of $8,081 per day for the three months ended September 30, 2020, as compared to $10,412 for the three months ended September 30, 2019, or a 22% period to period decrease;

◾	Cash and restricted cash of $38.1 million as of September 30, 2020, as compared to $5.1 million as of December 31, 2019, or a 654% period to period increase;
◾
On July 29, 2020, announced the acquisition of the M/V Magic Horizon, a 2010 Japan-built Panamax dry bulk carrier for a purchase price of $12.75 million from an unaffiliated third-party seller. The M/V Magic Horizon was delivered to us on October 9, 2020; and

◾
On October 1, 2020, announced the acquisition of the M/V Magic Nova, a 2010 Japan-built Panamax dry bulk carrier for a purchase price of $13.86 million from an unaffiliated third-party seller. The M/V Magic Nova was delivered to us on October 15, 2020.

Earnings Highlights of the Nine Months Ended September 30, 2020:

◾	Revenues, net: $8.1 million for the nine months ended September 30, 2020, as compared to $3.1 million for the nine months ended September 30, 2019, or a 161% period to period increase;
◾
Net (loss)/income: Net loss of $984,621 for the nine months ended September 30, 2020 which includes one off non-cash interest expenses of $1,071,424, as compared to net income of $560,801 for the nine months ended September 30, 2019;

◾	Loss per share: 2 cents loss per share for the nine months ended September 30, 2020, as compared to a loss per share of 57 cents for the nine months ended September 30, 2019;
◾	EBITDA(1): $2.1 million for the nine months ended September 30, 2020, as compared to $1.1 million for the nine months ended September 30, 2019, or a 91% period to period increase; and
◾	Average fleet TCE(1) of $9,492 per day for the nine months ended September 30, 2020, as compared to $10,203 for the nine months ended September 30, 2019, or a 7% period to period decrease.

(1) EBITDA and TCE rates are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B of this press release for the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Earnings Commentary:
Third Quarter ended September 30, 2020 and 2019 Results
Time charter revenues, net of charterers’ commissions, for the three months ended September 30, 2020, increased to $2.8 million from $1.2 million in the same period of 2019, or a 133% increase. This increase reflects (i) the operation for a full quarter in 2020 of the M/V Magic Sun versus an approximate 26 days operation in the corresponding period of 2019, as the vessel was acquired on September 5, 2019, (ii) the operation for a full quarter in 2020 of the M/V Magic Moon that was added to our fleet on October 20, 2019 and (iii) the operation for approximately 54 days in 2020 of the M/V Magic Rainbow that was added to our fleet on August 8, 2020. These additions correspondingly increased our Available days (defined below) from 115 for the three months ended September 30, 2019 to 297 for the three months ended September 30, 2020, thus generating incremental revenues in the latter period. The daily TCE of our fleet for the third quarter of 2020 stood at $8,081, as compared to a daily TCE of $10,412 earned during the same period ended September 30, 2019, or a 22.4% decrease, reflecting primarily (i) the lower average charter hire rates earned by our fleet in the three months ended September 30, 2020 compared to those earned by the M/V Magic P in the same period of 2019 given their exposure, when faced with charter renewal, to a charter market adversely affected by the COVID-19 pandemic, (ii) increased voyage expenses on the M/V Magic Sun and the M/V Magic Moon and (iii) bunkers ballast consumption on the M/V Magic Sun and the M/V Magic Moon during periods of port stay in order to effectuate the necessary crew changes amid the Covid-19 pandemic.
The increase in operating expenses by $1.2 million, from $0.6 million in the third quarter of 2019 to $1.8 million in the third quarter of 2020 as well as the increased depreciation and amortization costs by $241,987, from $206,462 in the third quarter of 2019 to $448,449 in the third quarter of 2020 reflect, as discussed above, the growth of our fleet following the acquisition of the M/V Magic Sun, the M/V Magic Moon and the M/V Magic Rainbow that correspondingly increased our Ownership days (defined below) from 118 in 2019 to 330 in 2020. Daily vessel operating expenses for the period increased by $373, or 7.5%, to $5,349 from $4,976 in the respective period of 2019. Contributing to this increase were principally (i) the increased spare and repair costs incurred on the M/V Magic P and (ii) the pre-operating expenses incurred by the M/V Magic Rainbow following its delivery to the Company.

Management fees in the third quarter of 2020 amounted to $207,000, whereas, in the same period of 2019, management fees totaled $42,440. The increase by $164,560, or 387.7%, in management fees reflects (i) our incremental Ownership days for which our managers charge us with a daily management fee, following the acquisitions discussed above (ii) the increase, effective September 1, 2020, in our daily management fees for the technical management of our fleet from $500 to $600 per vessel and (iii) the establishment, effective September 1, 2020, of a daily fee of $250 per vessel for the provision of the relevant services by our commercial and administration manager.
Daily company administration expenses were $891 in the quarter ended September 30, 2020, compared to $832 in the corresponding period of 2019, with the daily increase of $59, or 7.1%, stemming from the incremental flat fees we pay our commercial and administration manager with effect from September 1, 2020.
During the third quarter of 2020, we incurred net interest costs and finance costs mostly in connection with our outstanding debt amounting to $259,156 (which also included the non-cash recurring amortization expenses related to deferred financing costs aggregating to the amount of $29,514) and had average outstanding indebtedness of $19.3 million. During the same period in 2019, we had average outstanding indebtedness of $1.5 million which further explains the lower interest and finance costs of $18,122 incurred during that period.
EBITDA for the three months ended September 30, 2020 was $0.1 million compared to $0.5 million in the same period of 2019, with the decrease mainly attributable to the above discussed period-to-period variations.
Recent Business and Financial Developments Commentary:
Update on COVID-19 Impact
The COVID-19 pandemic continues to cause turbulence in the shipping industry, particularly in the dry bulk sector. Despite the fact that the dry bulk spot charter market has seen a relative rebound in charter rates towards the end of the second quarter of 2020 versus the first quarter of 2020, and despite our belief that we have been able to re-charter our open-for-renewal vessels at improved rates compared to the prevailing market rates, we assess that the dry bulk charter rates in general and our Company specifically, are likely to continue to be exposed to volatility in the near term. Indicatively, three of our vessels which came up for charter renewal in the first, second and third quarters of 2020 were employed at comparably less favorable charter rates than those achieved during 2019 and those expected before the COVID-19 pandemic.
Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, during the second and third quarters of 2020, we have encountered certain prolonged delays embarking and disembarking crew onto our ships. The significant hurdles faced with crew changes and repatriation of seafarers has further led to a growing humanitarian crisis as well as significant concerns for the safety of seafarers and shipping. Despite operating these last several months in uncharted waters, we try to become agile and adaptable to this changing situation, and focus on building effective response strategies and plans, while maximizing efforts to provide our customers with uninterrupted operations.
We believe that the weeks and months ahead will still be crucial and we intend to continue to vigilantly monitor the situation and any potential impact on our business with the utmost care for all our stakeholders.

Acquisition of the M/V Magic Nova
On September 28, 2020, we entered into an agreement to acquire the M/V Magic Nova, a 2010 Japanese-built Panamax dry bulk carrier for a gross purchase price of $13.86 million from an unaffiliated third-party seller. On October 15, 2020, we took delivery of the M/V Magic Nova and, on October 17, 2020, the M/V Magic Nova commenced employment under a period time charter with an expected term of between 6 to 9 months at a gross daily charter hire rate of $10,400.
Following delivery of this vessel, the number of the vessels in our fleet increased to six (6) Panamax dry bulk carriers and the size of our fleet has increased by 200% since September 30, 2019.
Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“The third quarter of 2020 was a transformational one for our Company, as we were able to raise substantial capital and put it to use very quickly by taking advantage of several attractive vessel acquisition opportunities presented to us. At the same time, we were able to charter our redelivered vessels at, on average, higher levels, setting the stage for improved profitability in the near term.  While the COVID-19 pandemic still affects our industry and causes overall uncertainty, we believe that our conservative and disciplined growth strategy will produce positive long-term benefits for our shareholders.”
Liquidity / Financing / Cash Flow Commentary:
As of September 30, 2020, total cash amounted to $38.1 million, which included $0.5 million of minimum cash liquidity required under our $11.0 million secured term loan financing entered into in November 2019. The significant improvement of our consolidated cash position as of September 30, 2020, by approximately $33.1 million, in relation to our cash position as of December 31, 2019, was mainly the result of us concluding (i) an underwritten public offering of common shares and warrants in June of this year and (ii) a registered direct offering of common shares with a concurrent private placement of warrants in July of this year, both of which resulted in net cash proceeds to the Company of $34.2 million, as well as our entry into certain financing arrangements within the first quarter of 2020, as further discussed below. Between June 26, 2020 and September 30, 2020, there were also subsequent exercises of 3,019,500 warrants from the underwritten public offering of June which resulted in the issuance of an equivalent number of common shares and proceeds to the Company of approximately $1.1 million.
As of September 30, 2020, pursuant to the entering within the first quarter of 2020 into one commercial secured credit facility amounting to $4.5 million, our total debt (including $5.0 million of related party debt which matures in March 2021, gross of unamortized deferred loan fees) was $19.0 million of which $7.2 million was repayable within one year, as compared to $16.0 million of debt having been incurred as of December 31, 2019. During the first quarter of 2020, we also issued three convertible debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, which, as of June 8, 2020, were all converted into our common shares, and thus, do not require any cash outlay from us.

During the three months ended September 30, 2020, net cash provided from operating activities was $0.1 million as compared to $0.3 million provided in the corresponding period of 2019, which represents a decrease in cash provided by operating activities of $0.2 million, or by 67%. Net cash from operating activities in the three-month period ended September 30, 2020, consisted of net loss after non-cash items of $0.1 million and working capital inflow of $0.2 million, whereas, in the corresponding quarter of 2019, net cash from operating activities consisted on net income after non-cash items of $0.5 million and working capital outflow of $0.2 million. The decrease in net cash provided from operating activities in the third quarter of 2020 versus the same period of 2019 is therefore the aggregate result of the decrease in our net income (irrespective of the increase of non-cash items), as discussed in the Earnings Commentary part of this press release. As of September 30, 2020, we reported a working capital surplus of $31.0 million (December 31, 2019: $3.2 million).
Fleet Employment Update (as of November 10, 2020):
Vessel Name	DWT	Year Built	Country of Construction	Daily Gross Charter Rate	Estimated Redelivery Date (Earliest/ Latest)
Magic P	76,453	2004	Japan	$9,000	December 2020	March 2021
Magic Sun	75,311	2001	Korea	$12,500	November 2020	December 2020
Magic Moon	76,602	2005	Japan	$11,500	November 2020	November 2020
Magic Rainbow	73,593	2007	China	$10,300	November 2020	January 2021
Magic Horizon	76,619	2010	Japan	$11,000	August 2021	December 2021
Magic Nova	78,833	2010	Japan	$10,400	April 2021	July 2021

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(expressed in U.S. dollars)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Time charter revenues, net	$2,791,258	$1,244,900	$8,102,194	$3,125,623
Net (Loss)/Income	$(580,153)	$244,229	$(984,621)	$560,801
Operating (Loss)/Income	$(314,557)	$263,090	$927,435	$562,468
EBITDA (1)	$127,452	$468,813	$2,051,092	$1,111,228
Loss per common share (2)	$(0.0047)	$(0.02)	$(0.02)	$(0.57)

(1) EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
(2) Loss per common share, basic and diluted, is calculated after taking into account the effect of cumulative dividends on the Series A Preferred Shares, as and if applicable in each period. On October 10, 2019, we reached an agreement with our Series A Preferred shareholders to Amend and Restate the Statement of Designations of the Series A Preferred Shares (the “Agreement”). The Agreement, amongst other amended terms, prescribed that dividends on the Series A Preferred Shares no longer accumulate during the period from July 1, 2019 up to and including December 31, 2021.

Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three and nine months ended September 30, 2020 and 2019 that we believe are useful in better analysing trends in our results of operations:
	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in U.S. dollars except for operational data)	2020	2019	2020	2019
Ownership days (1)	330	118	876	299
Available days (2)	297	115	785	296
Daily TCE(3)	$8,081	$10,412	$9,492	$10,203
Fleet Utilization (4)	90.0%	97.5%	89.6%	99.0%
Daily vessel operating expenses (5)	$5,349	$4,976	$4,988	$4,888
Daily company administration expenses (6)	$891	$832	$607	$708

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessels.
(2)
Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades, dry dockings or special or intermediate surveys and major unscheduled repair and off-hire days. Available days include ballast voyage days for which compensation has been received, if any.

(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)
Fleet utilization is calculated by dividing the Available days (which include ballast voyage days for which compensation has been received) during a period by the number of Ownership days during that period.

(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)
Daily company administration expenses are calculated by dividing company administration expenses (including related party, as applicable in each period) during a period by the number of Ownership days during that period.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income/ (Loss)
(In U.S. dollars except for number of share data)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019		2020	2019
REVENUES
Time charter revenues, net	$2,791,258	$1,244,900		$8,102,194	$3,125,623
EXPENSES
Voyage expenses (including related party commissions)	(391,283)	(47,567)		(650,883)	(105,516)
Vessel operating expenses	(1,765,159)	(587,213)		(4,369,495)	(1,461,473)
General and administrative expenses
- Company administration expenses (including related party)	(293,924)	(98,128)		(531,560)	(211,548)
- Public registration costs	—	—		—	(132,091)
Management fees -related party	(207,000)	(42,440)		(480,000)	(100,360)
Depreciation and amortization	(448,449)	(206,462)		(1,142,821)	(552,167)
Operating (loss)/income	$(314,557)	$263,090		$927,435	$562,468
Interest and finance costs, net (including related party interest costs)	(259,156)	(18,122)		(1,892,892)	1,740
Other expenses	(6,440)	(739)		(19,164)	(3,407)
Net (loss) / income	$(580,153)	$244,229		$(984,621)	$560,801

Loss per common share (basic and diluted)	$(0.0047)	$(0.02	)(1)	$(0.02)	$(0.57	)(1)

Weighted average number of common shares outstanding, basic and diluted:	122,375,115	2,601,184		46,421,688	2,467,798

(1) Loss per common share, basic and diluted, for the three and nine months ended September 30, 2019, is calculated after taking into account the effect of accrued cumulative dividends on the Series A Preferred Shares. Following our entry into the Agreement, all dividend payment obligations on the Series A Preferred Shares have been waived during the period from July 1, 2019 until December 31, 2021.

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,637,920	$4,558,939
Due from related parties	877,659	759,386
Other current assets	1,727,151	902,572
Total current assets	40,242,730	6,220,897

NON-CURRENT ASSETS:
Vessels, net	31,269,941	23,700,029
Advances for vessel acquisitions	1,275,000	—
Other non-current assets	1,163,840	500,000
Total non-current assets, net	33,708,781	24,200,029
Total assets	73,951,511	30,420,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net –including related party	7,096,549	1,522,895
Due to related parties	623	—
Trade payables	745,984	410,592
Accrued liabilities	1,278,871	556,248
Deferred Revenue	165,774	493,015
Total current liabilities	9,287,801	2,982,750

NON-CURRENT LIABILITIES:
Long-term debt, net	11,611,184	14,234,165
Total non-current liabilities	11,611,184	14,234,165
Total Liabilities	20,898,985	17,216,915

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 131,212,376 and 3,318,112 shares, issued and outstanding as at September 30, 2020 and December 31, 2019, respectively	131,212	3,318
Series A Preferred Shares, $0.001 par value - 480,000 shares issued and outstanding as at September 30, 2020 and December 31, 2019, respectively	480	480
Series B Preferred Shares, $0.001 par value - 12,000 shares issued and outstanding as at September 30, 2020 and December 31, 2019, respectively	12	12
Additional paid-in capital	53,468,645	12,763,403
Retained Earnings/(Accumulated Deficit)	(547,823)	436,798
Total shareholders’ equity	53,052,526	13,204,011

Total liabilities and shareholders’ equity	$73,951,511	$30,420,926

CASH FLOW DATA	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net cash provided by/(used in) operating activities	$79,343	$282,404	$(311,276)	$1,021,367
Net cash used in investing activities	(9,197,712)	(6,768,025)	(9,586,347)	(6,768,025)
Net cash provided by financing activities	$16,001,648	$7,419,316	$42,976,604	$7,379,066

APPENDIX B
Non-GAAP Financial Information
Daily TCE Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage charter revenues, net of charterers’ commissions), less voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the TCE rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charters trips, period time charters and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available days)	2020	2019	2020	2019
Time charter revenues, net	$2,791,258	$1,244,900	$8,102,194	$3,125,623
Voyage Expenses (including related party commissions)	(391,283)	(47,567)	(650,883)	(105,516)
TCE revenues	$2,399,975	$1,197,333	$7,451,311	$3,020,107
Available days	297	115	785	296
TCE rate	$8,081	$10,412	$9,492	$10,203

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net (Loss)/Income to EBITDA
	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2020	2019	2020	2019

Net (Loss) / Income	$(580,153)	$244,229	$(984,621)	$560,801
Depreciation and amortization	448,449	206,462	1,142,821	552,167
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature, as applicable)	259,156	18,122	1,892,892	(1,740)
EBITDA	$127,452	$468,813	$2,051,092	$1,111,228

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com